

Chris Taylor · 2nd

Filmmaker at Adventus Films

Greater Seattle Area · 500+ connections · **Contact info**

 **Adventus Films**

The Art Institutes

Featured



Adventus Films Summer 2016 Production Reel
Vimeo

This is "Adventus Films Summer 2016 Production Reel" by Adventus Films on...



"The Killing Joke" Dec 2017 Feature Film Preview
Vimeo

This is "TKJ Color Preview" by Adventus Films on Vimeo, the home for high quality...



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Experience

Owner, Cinematographer and Editor
Adventus Films



Jun 2006 – Present · 14 yrs
Greater Seattle Area

We're one part cannibalized technology, two parts artistic tomfoolery, with a dash of circumstantial achievement and inadvertent creativity - Adventus Films is a Seattle-based film and television production company.



Adventus Films Summer 2016...

Writer & Producer

"Martingale"
Jan 2018 – Present · 2 yrs 5 mos
Greater Seattle Area

Personally raised $125,000 and assembled a team for a 2018/2019 feature film production.



Martingale Poster ver3.jpg

Cinematographer

"The Killing Joke" Feature Film
Nov 2017 · 1 mo
Greater Seattle Area

A stand-up comedian is stalked by a ruthless killer just hours before his big, career-making performance.

TKJ Color Preview

Ciematographer/Editor (contract)



Big Brothers Big Sisters of America
Jun 2017 · 1 mo
Greater San Diego Area



BBBS San Diego SEP15 2

Cinematographer/Editor (contract)

Skytap
2015 – 2017 · 2 yrs



Michael Holden Interview

Show 5 more experiences ⌄

Education



The Art Institutes

Bachelor of Fine Arts (BFA), Film/Cinema/Video Studies

2010 – 2013

Licenses & Certifications



Duolingo German Fluency: Elementary (Estimated)

Duolingo

Issued Nov 2015 · No Expiration Date

See credential



Duolingo German Fluency: Elementary (Estimated)

Duolingo

Issued Sep 2015 · No Expiration Date

See credential



Avid Media Composer 3.5

Future Media Concepts

See credential



